UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: April 29, 2016

Commission file number 1-12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of the 2016 Proxy Statement of Teekay Corporation (the “Company”), dated April 29, 2016.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING

REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013; AND

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-192753) FILED WITH THE SEC ON DECEMBER 10, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2016		TEEKAY CORPORATION

By:
/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda

April 29, 2016

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2016 Annual Meeting of Shareholders of Teekay Corporation. The annual meeting will be held at:

Place:	Village The Hotel Club

7 Festival Gate

Pacific Quay

Glasgow, G51 1DB

Scotland

Date:	Wednesday, June 8, 2016

Time:	10:00 a.m. British Summer Time

The Notice of Annual Meeting and Proxy Statement describes the business to be transacted at the annual meeting and provides other information concerning Teekay Corporation. The principal business to be transacted at the annual meeting will be the election of three directors for a term of three years. The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors.

We are furnishing proxy materials to our shareholders over the Internet. On or about April 29, 2016, we will mail to our shareholders a notice containing instructions on how to access our 2016 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how you can request a paper copy of these documents if you desire and how you can enroll in e-delivery to receive future annual materials via email.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your stock represented by voting online, or by completing and returning a proxy card or voting instruction card, as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously voted online or submitted your proxy card or voting instructions.

Sincerely,

PETER EVENSEN President and Chief Executive Officer

2016 ANNUAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING	2
Q: Why am I receiving these materials?	2
Q: What information is contained in this proxy statement?	2
Q: How may I obtain Teekay’s annual report to shareholders?	2
Q: How may I obtain Teekay’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?	2
Q: What items of business will be voted on at the annual meeting?	2
Q: How does the Board recommend that I vote?	2
Q: What shares can I vote?	2
Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?	3
Q: How can I attend the annual meeting?	3
Q: How can I vote my shares in person at the annual meeting?	3
Q: How can I vote my shares without attending the annual meeting?	3
Q: Can I change my vote?	4
Q: Is my vote confidential?	4
Q: How many shares must be present or represented to conduct business at the annual meeting?	4
Q: How are votes counted?	4
Q: What is the voting requirement to approve each of the proposals?	4
Q: Is cumulative voting permitted for the election of directors?	5
Q: What happens if additional matters are presented at the annual meeting?	5
Q: What should I do if I receive more than one set of voting materials?	5
Q: How may I obtain a separate set of voting materials?	5
Q: Who will bear the cost of soliciting votes for the annual meeting?	5
Q: Where can I find the voting results of the annual meeting?	5
Q: What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?	6
Q: How may I communicate with Teekay’s Board or the non-management directors on Teekay’s Board?	6
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS	7
COMPENSATION DISCUSSION AND ANALYSIS	13
COMPENSATION COMMITTEE REPORT	15
2015 SUMMARY COMPENSATION TABLE (1)	15
2015 GRANTS OF PLAN-BASED AWARDS TABLE	16
OUTSTANDING EQUITY AWARDS AT 2015 FISCAL YEAR-END TABLE	17
2015 OPTION EXERCISES AND STOCK VESTED TABLE	17
DIRECTOR COMPENSATION	18
NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR 2015	18
PROPOSAL NO. 1 ELECTION OF DIRECTORS	19
INFORMATION ABOUT THE DIRECTOR NOMINEES	20
INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE	21
COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	23
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	24
EXECUTIVE OFFICERS	25
PRINCIPAL AUDITOR FEES AND SERVICES	27
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	28

i

TEEKAY CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Wednesday, June 8, 2016 10:00 a.m. British Summer Time

Place	Village The Hotel Club 7 Festival Gate Pacific Quay Glasgow, G51 1DB Scotland

Items of Business	(1) To elect three directors to Teekay’s Board of Directors for a term of three years.

(2) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements

Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date

The record date for the annual meeting is April 11, 2016. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement of the meeting.

Internet Availability

We are furnishing proxy materials to our shareholders over the Internet. On or about April 29, 2016, we will mail to our shareholders a notice containing instructions on how to access our 2016 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how shareholders can request a paper copy of these documents, if they desire, and how shareholders can enroll in e-delivery to receive future annual materials via email.

Voting

Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read the proxy statement and vote online or submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of the proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

ARTHUR J. BENSLER Corporate Secretary

April 29, 2016

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about April 29, 2016

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:

The Board of Directors (or Board) of Teekay Corporation, a corporation organized in the Republic of The Marshall Islands (or Teekay), is providing these proxy materials to you in connection with Teekay’s Annual Meeting of Shareholders, which will take place on Wednesday, June 8, 2016. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:

The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and Teekay’s most highly-paid executive officers, and certain other information about Teekay.

Q:	How may I obtain Teekay’s annual report to shareholders?

A:	A copy of our annual report to shareholders may be found in the Investors section of our website at www.teekay.com.

Q:	How may I obtain Teekay’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?

A:

Our 2015 Annual Report on Form 20-F constitutes our annual report to shareholders. Copies of the 2015 Annual Report on Form 20-F are available under “Financials—SEC Filings” in the Investors section of our website at www.teekay.com, and at the SEC’s EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also request a free copy of our 2015 Annual Report on Form 20-F from:

Teekay Corporation

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2

Attention: Investor Relations

Telephone: (604) 844-6654

Email: investor.relations@teekay.com

Teekay will also furnish any exhibit to the Form 20-F, if specifically requested.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

•	The election of three directors to Teekay’s Board for a term of three years; and

•	Any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board.

Q:	What shares can I vote?

A:

Each share of Teekay’s common stock issued and outstanding as of the close of business on April 11, 2016, the record date for the annual meeting, is entitled to be voted on all items being voted upon at the annual meeting. The record date for the annual meeting is the date used to determine both the number of shares of Teekay’s common stock that are entitled to be voted at the annual meeting and the identity of the shareholders of record and beneficial owners of those shares of common stock who are entitled to vote those shares at the annual meeting. On the record date for the annual meeting, we had approximately 72,813,564 shares of common stock issued and outstanding.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record, including shares purchased through Teekay’s Dividend Reinvestment Plan, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

Most Teekay shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with Teekay’s transfer agent, Computershare, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Teekay. As the shareholder of record, you have the right to grant your voting proxy directly to Teekay management or to vote in person at the meeting. Teekay has enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:

You are entitled to attend the annual meeting only if you were a Teekay shareholder as of the close of business on April 11, 2016 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 10:00 a.m. British Summer Time.

Q:	How can I vote my shares in person at the annual meeting?

A:

Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy or by voting online or by telephone. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Q:	Can I change my vote?

A:

You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) by providing a written notice of revocation to Teekay’s Corporate Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Teekay or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to Teekay management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:

The general quorum requirement for holding the annual meeting and transacting business is that holders of a majority of shares of Teekay’s common stock entitled to vote must be present in person or represented by proxy. However, the number of shares required to be represented at the annual meeting to constitute a quorum is reduced from a majority to one-third of the shares entitled to vote on a specific matter if that matter is recommended by the Continuing Directors (as defined below) or, for purposes of voting on the election of directors, if all nominees are recommended by the Continuing Directors. Continuing Directors means the incumbent members of the Board of Directors that were members of the Board on May 31, 2006 and any persons who have been or are subsequently elected or appointed to the Board if such persons are recommended by a majority of the Continuing Directors. The Continuing Directors have recommended for election all the nominees for director set out in this proxy statement. Accordingly, the quorum for this matter will be one-third of the shares entitled to vote, present in person or represented by proxy. Abstentions will be counted for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for purposes of determining the presence of a quorum.

Q:	How are votes counted?

A:

In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For any other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Teekay’s nominees to the Board and in the discretion of the proxyholders on any other matters that properly come before the meeting).

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:

In the election of directors, the three persons receiving the highest number of “FOR” votes at the annual meeting will be elected. Any other proposals require the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:

No. Teekay does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each share of common stock outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual meeting?

A:

Other than the one item of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Peter Evensen, Vincent Lok and Arthur Bensler, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:

If you request a printed set of voting materials, you may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record requesting printed voting materials and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:

If you share an address with another shareholder and request a printed set of voting materials, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Teekay Corporation

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2

Attention: Investor Relations

Telephone: (604) 844-6654

Email: investor.relations@teekay.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials in the future.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:

Teekay is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in our report on Form 6-K for the second quarter of 2016.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in Teekay’s proxy statement for the annual meeting next year, the written proposal must be received by Teekay’s Corporate Secretary at the address set forth below no later than December 31, 2016. Such proposals also will need to comply with Teekay’s bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be delivered or sent by mail addressed to:

Corporate Secretary

Teekay Corporation

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2

For a shareholder proposal that is not intended to be included in Teekay’s proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay’s common stock to approve that proposal, provide the information required by Teekay’s bylaws and give timely notice to Teekay’s Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary not less than 60 days or more than 90 days prior to the meeting date.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board’s Nominating and Governance Committee. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to Teekay’s Corporate Secretary at the address set forth above. Please read “Corporate Governance Principles and Board Matters – Consideration of Director Nominees” below. In addition, Teekay’s bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay common stock to elect such nominee and provide the information required by Teekay’s bylaws, as well as a statement by the nominee acknowledging that he or she consents to being nominated and will owe a fiduciary obligation to Teekay and its shareholders if elected. In addition, the shareholder must give timely notice to Teekay’s Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary within the time period described above under “Shareholder Proposals.”

Copy of Bylaws Provisions

You may contact Teekay’s Corporate Secretary at the address set forth above for a copy of the relevant bylaws provisions regarding the requirements for making shareholder proposals and nominating director candidates. Teekay’s bylaws are also available under “Governance” in the “Investors – Teekay Corporation” section of Teekay’s website at www.teekay.com.

Q:	How may I communicate with Teekay’s Board or the non-management directors on Teekay’s Board?

A:	You may submit any communication intended for Teekay’s Board or the non-management directors by directing the communication by mail or fax addressed to:

Teekay Corporation

Suite No. 1778, 48 Par-la-Ville Road

Hamilton, HM 11 Bermuda

Attention: Chairman

Fax: (441) 292-3931

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Teekay is committed to sound corporate governance principles. These principles contribute to Teekay’s business success and are essential to maintaining Teekay’s integrity in the marketplace. Teekay’s Corporate Governance Guidelines and Standards of Business Conduct are available under “Governance” in the “Investors – Teekay Corporation” section of our website at www.teekay.com. Although Teekay is a foreign private issuer, the Company has voluntarily chosen to comply in all material respects with the New York Stock Exchange (or NYSE) domestic corporate governance listing standards.

Board Independence

The Board has determined that each of our directors, other than Peter Evensen, our President and Chief Executive Officer, has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay) and is independent within the meaning of Teekay’s director independence standards, which reflect the NYSE director independence standards, as currently in effect. In making this determination, the Board considered the relationships of Thomas Kuo-Yuen Hsu, Axel Karlshoej, C. Sean Day and Bjorn Moller with our largest shareholder and concluded these relationships do not materially affect their independence as directors. Please read “Certain Relationships and Related Party Transactions” for additional information.

The Board has determined that each member of each of Teekay’s Board committees has no material relationship with Teekay (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay) and is independent within the meaning of Teekay’s director independence standards. In addition, the Board has determined that each member of the Audit Committee also satisfies Teekay’s Audit Committee member independence standards, which reflect applicable NYSE and SEC audit committee member independence standards.

Board Structure and Committee Composition

Teekay has chosen to separate the positions of Chairman of the Board and Chief Executive Officer and to have those positions occupied by different individuals, believing that the primary purpose of the Board and the Chairman of the Board is to protect shareholders’ interests by providing independent oversight of management and that such separation consequently promotes greater management accountability to shareholders.

As of the date of this proxy statement, the Board has ten directors and the following three committees: (1) Audit; (2) Compensation and Human Resources; and (3) Nominating and Governance. The function of each of the committees is described later in this section. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available under “Governance” in the “Investors — Teekay Corporation” section of our website at www.teekay.com. During 2015, the Board held five meetings. Each director attended all Board meetings with the exception of two directors who did not attend one meeting each. Each director attended all applicable committee meetings. The membership of each of the committees for 2015 and as of the date of this proxy statement, and the number of meetings of each committee held during 2015 are as follows:

Name of Director	Audit	Compensation and Human Resources	Nominating and Governance

Non-Employee Directors:
William B. Berry(1)	X
Ian D. Blackburne(1)		X	X*
C. Sean Day		X
Peter S. Janson	X	X*
Axel Karlshoej		X
Thomas Kuo-Yuen Hsu			X
Eileen A. Mercier	X*		X
Bjorn Moller(1)			X*
Tore I. Sandvold			X
Alan Semple(1)	X
Bill Utt(1)(2)		X

Employee Directors:
Peter Evensen

Number of Meetings in 2015	7	4	4

X = Committee member

* = Chair

1.

On December 9, 2015 William Berry and Ian Blackburne retired from the board and Alan Semple and Bill Utt were appointed as new directors. The new directors did not attend any meetings as directors in 2015. On December 9, 2015 Mr. Semple was also appointed to the Audit Committee and Bjorn Moller was appointed to and made Chair of the Nominating and Governance Committee.

2.	On March 7, 2016 Bill Utt was appointed to the Compensation and Human Resources Committee.

Audit Committee

Teekay’s Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. All members of the committee are financially literate and the Board has determined that Eileen A. Mercier qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of Teekay’s consolidated financial statements;

•	Teekay’s compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay’s internal audit function and independent auditors.

Specific duties of the Audit Committee include:

•	engagement of Teekay’s independent auditor;

•	evaluation of the independent auditor’s qualifications, performance and independence;

•

meeting with management and the independent auditor to review and discuss annual and quarterly consolidated financial statements, financial disclosure and, as applicable, the independent auditor’s report on internal controls over financial reporting;

•	periodic assessment of accounting practices and policies and risk and risk management, including Teekay’s policy on use of derivatives and its compliance with the policy;

•	review of Teekay’s internal controls, internal audit function and corporate policies with respect to financial information;

•

periodic review with management, and if applicable, the independent auditor, of any material correspondence with or other material action by regulators or governmental agencies, any material legal affairs of Teekay, pension governance, and Teekay’s compliance with applicable laws and listing standards;

•	review of all related-party transactions, including any transactions between Teekay and its officers or directors;

•	oversight of the hiring of any employees or former employees of the independent auditor, to ensure compliance with applicable regulations;

•	periodic review and monitoring of compliance with and the effectiveness of Teekay’s Standards of Business Conduct;

•	overseeing the establishment of procedures for handling complaints concerning financial, accounting, internal accounting controls and auditing matters;

•	reporting to the Board on significant matters arising from the Committee’s activities;

•	preparing an Audit Committee report for inclusion in the annual proxy statement;

•	annually reviewing the Audit Committee charter and the Committee’s performance; and

•	periodically reviewing risks that may have a significant impact on Teekay’s consolidated financial statements.

The Audit Committee works closely with Teekay’s management, internal auditors and independent auditors. The Audit Committee has the authority to obtain advice and assistance from and receive appropriate funding from Teekay for outside legal, accounting and other advisors as the Audit Committee deems necessary to fulfill its duties. The Audit Committee meets at least quarterly and holds such other meetings as are necessary or appropriate for the Committee to fulfill its responsibilities. Periodically, the Audit Committee meets separately with management, with internal audit personnel and with the independent auditors to discuss matters that the Committee or the other groups believe deserve Committee attention. The report of the Audit Committee is included on page 28 of this proxy statement.

Compensation and Human Resources Committee

Teekay’s executive compensation program is administered by the Board’s Compensation and Human Resources Committee (or the Compensation Committee). The Compensation Committee is composed entirely of non-employee directors who are independent, as determined by the Board, within the meaning of applicable NYSE standards.

The Compensation Committee:

•

reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives and determines the Chief Executive Officer’s compensation;

•

reviews and approves the evaluation process and compensation structure for executives, other than the Chief Executive Officer, evaluates their performance and sets their compensation based on this evaluation;

•	reviews and makes recommendations to the Board regarding compensation for directors;

•	establishes and administers long-term incentive compensation and equity-based plans; and

•	oversees Teekay’s other compensation plans, policies and programs.

Specific duties of the Compensation Committee include, among others: developing an executive compensation philosophy and annually reviewing executive compensation programs and practices; approving special employment, severance, change-in-control and retirement agreements or arrangements for executive officers; monitoring director and executive stock ownership; and annually evaluating the Compensation Committee’s performance and its charter. The Compensation Committee has the authority to retain compensation consultants and experts in fulfilling its duties and to compensate these advisors.

The Compensation Committee has retained the services of an external executive compensation consultant, Meridian Compensation Partners. The consultant assists the Compensation Committee in its review of executive compensation, including assessing the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services rendered by Meridian Compensation Partners on the Compensation Committee’s behalf are described below:

•	assist in the preparation of a list of peer companies;

•	providing competitive market pay analyses and market trend information relevant to executive and Board compensation;

•	advising as to recent relevant regulatory, technical and accounting considerations impacting executive compensation and executive benefit programs;

•	assisting with the design or redesign of any executive compensation or executive benefit programs, if requested; and

•	preparing for and attending selected management and Compensation Committee meetings.

The Compensation Committee did not direct Meridian Compensation Partners to perform the above services in any particular manner or under any particular method. The Compensation Committee has the final authority to hire and terminate the consultant and the Compensation Committee evaluates the consultant periodically. The Compensation Committee approves all invoices for executive compensation work performed by the consultant. The consultant may perform other services for Teekay.

Nominating and Governance Committee

The Nominating and Governance Committee:

•	identifies individuals qualified to become Board members;

•	selects and recommends to the Board director and committee member candidates;

•

develops and recommends to the Board corporate governance principles and policies applicable to Teekay, monitors compliance with these principles and policies and recommends to the Board appropriate changes; and

•	oversees the evaluation of the Board and its committees.

Specific duties of the Nominating and Governance Committee include, among others: annually assessing the size and composition of the Board; periodically reviewing director qualification criteria; annually reviewing and, as appropriate, recommending directors for continued service; overseeing the Board’s committee structure; recommending Board committee assignments; monitoring compliance with Board and Board committee membership criteria; determining the method of communication between employees, shareholders and other interested parties and non-management directors; and annually evaluating the Committee’s performance and its charter. The Committee has the authority to obtain assistance from outside advisors in fulfilling its duties and to compensate these advisors.

Consideration of Director Nominees

Shareholder Nominees

The policy of the Nominating and Governance Committee is to consider properly submitted shareholder nominations for Board of Directors candidates as described below under “Identifying and Evaluating Nominees for Directors.” In evaluating these nominations, the Committee considers the balance of knowledge, experience and capability of Directors and the membership guidelines set forth below under “Director Qualifications.” Any shareholder nominations proposed for consideration by the Nominating and Governance Committee should include the nominee’s name and qualifications for Board membership and should be delivered or mailed, addressed to:

Corporate Secretary

Teekay Corporation

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2

In addition, Teekay’s bylaws permit shareholders to nominate directors for consideration at an annual shareholders meeting. For a description of the process for nominating directors in accordance with Teekay’s bylaws, see “Questions and Answers about the Proxy Materials and the Annual Meeting — What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6 of this proxy statement.

Director Qualifications

Teekay’s Corporate Governance Guidelines include Board membership guidelines that the Nominating and Governance Committee should consider in reviewing and in recommending to the Board director nominees. Under these guidelines, members of the Board should have high standards of personal and professional ethics, integrity and values. Among other things, the Nominating and Governance Committee should consider: the nominee’s training, experience and ability in making and overseeing policy in business, government or education sectors; willingness and availability to carry out his or her duties effectively; commitment to act in the best interests of Teekay and its stakeholders; and to assess objectively Board, committee and management performance. In evaluating director nominees, the Nominating and Governance Committee also assesses an individual’s qualifications, skills, experience, background and knowledge in light of the overall composition of the existing Board. Teekay’s Corporate Governance Guidelines, which include a more detailed discussion of desired director qualifications, are available under “Governance” in the “Investors – Teekay Corporation” section of our website at www.teekay.com.

Identifying and Evaluating Nominees for Directors

The Nominating and Governance Committee uses a variety of methods for identifying and evaluating director nominees for recommendation to the Board for approval. The Nominating and Governance Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Nominating and Governance Committee considers potential director candidates. Candidates may come to the attention of the Nominating and Governance Committee through current Board members, professional search firms, shareholders or others. These candidates are evaluated at regular or special meetings of the Nominating and Governance Committee, and may be considered at any time during the year. As described above, the Nominating and Governance Committee considers properly submitted shareholder nominations for candidates for the Board. Following verification of the shareholder status of persons proposing candidates, any recommendations are aggregated and considered by the Nominating and Governance Committee. If any materials are provided by a shareholder in connection with the nomination of a director candidate, these materials are forwarded to the Nominating and Governance Committee. The Nominating and Governance Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a shareholder. In evaluating these nominations, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board.

Executive Sessions

Teekay’s non-management directors hold at least four executive sessions each year at which the non-management directors meet without management directors or other executives present. The sessions are scheduled and chaired by the Chairman of the Board. Any non-management director may request that additional executive sessions be scheduled.

Communications with the Board

Individuals may communicate with the Board by writing to Teekay’s Board by mail or fax addressed to:

Teekay Corporation

Suite No. 1778, 48 Par-la-Ville Road

Hamilton, HM 11 Bermuda

Attention: Chairman

Fax: (441) 292-3931

The Board’s Role in Risk Oversight

Semi-annually, Teekay’s Vice President, Risk Management and Chief Compliance Officer, who reports directly to the Audit Committee, presents to the entire Board for its discussion and review Teekay’s top enterprise risks assessed in accordance with the risk management framework established by the Committee of Sponsoring Organizations, or COSO.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Philosophy

The goals of Teekay’s executive compensation program are to:

•	Attract, motivate, reward and retain key executive talent to lead Teekay as a competitive global corporation;

•	Support the achievement of Teekay’s business strategies and encourage executives to work together as “One Teekay”; and

•	Incentivize executives to enhance shareholder value and align with long-term shareholder interests.

Executive Compensation Program and Practices

Program Elements.  There are four main program elements of Teekay’s Executive Compensation Program:

•	Salary. Offer a competitive base salary targeted at market median for the particular executive role, with consideration to performance, experience and internal equity.

•	Short-term Incentive. Reward achievement of annual performance goals. The program is based on an individual performance factor, a team performance factor and a corporate performance factor.

•

Long-term Incentive.  Offer a long-term incentive to support longer term performance results and executive retention. This includes stock options, stock-settled restricted stock units (RSUs) and performance share units (PSUs).

•	Pensions, Benefits and Perquisites. Provide at competitive levels to attract and retain talent.

The short and long-term incentive elements of Teekay’s Executive Compensation Program are expected to be greater than 50% of total compensation; longer-term incentive compensation should provide greater opportunity for reward than annual cash compensation at target. Total direct compensation (salary, short-term incentive and long-term incentive) has typically targeted the median of the comparator group.

Market Comparator Groups.  Total executive compensation is targeted against a comparator group that has been categorized into:

•	Publicly-traded U.S. oil and gas companies with revenues of $1.3 billion to $24.6 billion;

•	Publicly-traded International oil and gas/ transportation companies; and

•	Publicly-traded Canadian oil & gas/energy/transportation companies with revenues of $3.2 billion to $32.4 billion.

This group of companies is included as these companies are considered competitors for talent, especially at the executive level.

Compensation Program Review.  The Compensation Committee, together with the Chief Executive Officer and the Corporate Human Resources team, reviews executive compensation practices at least annually against the compensation philosophy and comparative market data. The Chief Executive Officer and the Corporate Human Resources team make recommendations to the Compensation Committee with the intent of keeping executive officer compensation practices aligned with compensation philosophy. The Compensation Committee must approve any recommended changes before they can be made.

The Compensation Committee has retained Meridian Compensation Partners, an internationally recognized consulting firm, to provide an independent review of Teekay’s compensation programs for executive officers and directors, assist in the preparation of a list of peer companies, examine Teekay’s pay practices relative to the market and assist in the design of compensation programs. Meridian Compensation Partners does not have a material additional relationship outside of the services that it provides to the Compensation Committee. The Compensation Committee has the authority to retain and terminate any compensation and benefits consultant and the authority to approve the related fees and other retention terms of the consultant.

Executive Compensation for 2015

Salary.  Base salary is targeted at the median of the comparator group and is determined by individual experience and performance.

Short-term Incentive.  Teekay’s annual short-term incentive program for executives is linked to company, team and individual performance.

Teekay’s financial corporate performance for 2015 was measured using Teekay Corporation’s Consolidated Adjusted Net Income for which a performance target is set annually and approved by the Compensation and Human Resources Committee.

Teekay’s Consolidated Adjusted Net Income includes Teekay’s share of the results of its three publicly listed subsidiaries (Teekay LNG Partners L.P., Teekay Offshore Partners L.P. and Teekay Tankers Ltd.), however, excludes items such as gains/losses from asset sales, asset write-downs, restructuring charges and unrealized gains/losses on derivative instruments and foreign exchange.

Long-term Incentive.  Teekay’s long term incentive program for executive officers consists of equity compensation awards granted under our 2013 Equity Incentive Plan. For 2015, Teekay’s executive officers received awards of Stock Options, Restricted Stock Units (RSUs) and Performance Share Units (PSUs) under the 2013 Equity Incentive Plan. Stock Options vest over a three-year annual vesting period and have a ten-year term. RSUs vest and become payable annually over a three-year vesting period. For each RSU that vests, the executive officer is entitled to receive reinvested dividends from the date of the grant to the vesting of the RSU, paid in the form of shares. PSUs cliff vest and are paid in shares in a single payment following the end of the 3-year performance period. In 2015, the performance is based on achieving cumulative free cash flow (FCF) and total shareholder return targets approved by the Compensation and Human Resources Committee. The executive officer is entitled to receive reinvested dividends from the date of the grant to the vesting of the PSU, paid in the form of shares.

Teekay’s executive officers who provide services to Teekay’s publicly listed subsidiaries (Teekay LNG Partners L.P., Teekay Offshore Partners L.P. and Teekay Tankers Ltd.) received a portion of their annual equity compensation award under the equity compensation plan of the applicable subsidiary (the Teekay Tanker Ltd 2007 Long-Term Incentive Plan, the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan or the Teekay LNG Partners L.P 2005 Long-Term Incentive Plan), depending on their level of contribution towards the applicable subsidiary. These awards took the form of Restricted Stock Units (RSUs) for Teekay Tankers Ltd and Phantom Units for Teekay Offshore Partners L.P and Teekay LNG Partners L.P. The RSUs and Phantom Units vest and become payable with respect to one-third of the shares on each of the first three anniversaries of the grant date and accrue dividends from the date of the grant to the date of vesting that are payable in additional shares. For each RSU or Phantom Unit that vests the executive officer is entitled to receive one share of the relevant class of common stock of the applicable subsidiary, plus any reinvested dividends from the date of the grant to the date of vesting.

Pension.  Teekay offers a defined contribution pension plan to its executives. This benefit is included in the comparator group study that is targeted to the median. Teekay believes that a pension plan is a standard component of total compensation in order to reward executives competitively and provide for part of the employees’ retirement.

Perquisites.  Teekay offers a nominal allowance account to its executives for specific items. Teekay believes that this benefit is part of the total compensation of executives and is needed in order to compensate competitively. The perquisites allowance is set at a flat amount (disclosed in aggregate in the compensation table) and can be used for financial counseling, health and fitness, and medical costs.

Benefits.  Other miscellaneous benefits are offered to Teekay’s executives for ease of conducting their work and for market competitiveness. An example of these benefits is a parking allowance.

Executive Share Ownership Guidelines

In 2005, Teekay implemented share ownership guidelines for its executives. The guidelines require common share holdings with an aggregate value of three times base salary for the Chief Executive Officer, and two times base salary for Presidents and Executive Vice Presidents. The guidelines were to be achieved by March 2010 or, for executives newly promoted or subsequently joining Teekay, within five years after the guidelines become applicable to them. In 2013 the requirement for the Chief Executive Officer was increased to four times base salary. All Executives are in compliance with the guidelines.

COMPENSATION COMMITTEE REPORT

The Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on the review and discussion, it has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Peter S. Janson, Chair

C. Sean Day

Axel Karlshoej

Bill Utt

2015 SUMMARY COMPENSATION TABLE (1)

The following table shows for 2013, 2014, and 2015 the aggregate compensation earned by Teekay’s Chief Executive Officer, Chief Financial Officer and the three other most highly compensated Teekay executive officers who served as executive officers as of December 31st of each of those years (the Named Executive Officers).

Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Pension Plan Contribution ($)(3)	All Other Compensation ($)(4)	Total ($)

2015	2,943,215	2,829,836(5)	4,590,639(6)	1,137,837	298,785	126,241	11,926,553

2014	3,012,743	3,154,920	5,307,887(7)	Nil	371,472	147,494	11,994,516

2013	3,005,465	1,761,895	5,380,062(8)	Nil	472,156	154,987	10,774,565

(1)	Cash amounts set forth in this table were paid primarily in Canadian Dollars, but are reported here in U.S. Dollars using an exchange rate of 0.7832776 Canadian Dollars for each U.S. Dollar for 2015; 0.90531 Canadian Dollars for each U.S. Dollar for 2014; 0.9713 Canadian Dollars for each U.S. Dollar for 2013. The exchange rates used are calculated based upon the average exchange rate over the applicable year.

(2)	Reflects the grant date fair value for awards granted during 2013, 2014, and 2015 computed in accordance with Financial Accounting Standards Board (FASB) ASC Topic 718, Compensation - Stock Compensation, excluding the effect of the applicable estimated forfeiture rate. Assumptions used in the calculation of these compensation costs for awards granted by Teekay are included in Note 12 to Teekay’s audited financial statements for the year ended December 31, 2015 included in Teekay’s annual report on Form 20-F filed on or about April 25, 2016. Assumptions used in the calculation of these compensation costs for awards granted by each of Teekay’s public subsidiaries are included in the footnotes to the audited financial statements for the year ended December 31, 2015 included in each subsidiary’s annual report on Form 20-F filed on or about April 25, 2016.

(3)	Teekay makes contributions to the Named Executive Officers’ personal pension plans equal to 10% of their cash compensation.

(4)	In 2015, Teekay paid life insurance premiums for the Named Executive Officers, which in the aggregate amounted to $18,595. In addition, in 2015, Teekay paid for parking, financial and tax planning services, allowances, annual medical checkups and other fitness-related benefits for the Named Executive Officers, which in the aggregate amounted to $107,646.

(5)	Up to $912,918 of the amount included in the table for 2015 Bonus remains subject to adjustment and may not be paid to the Named Executive Officers if the applicable performance contingency is not satisfied.

(6)	In March 2015, 1,242 RSUs and 50,374 PSUs were granted to the Named Executive Officers under Teekay’s 2013 Equity Incentive Plan. On the three annual anniversary dates that follow the grant date, one-third of the RSUs vest together with accumulated dividends. The PSUs vest in March 2018, together with accumulated dividends. The number of PSUs that vest is based on the performance achieved compared to the performance targets. Also in March 2015, 79,066 RSUs were granted to the Named Executive Officers under Teekay Tankers Ltd.’s 2007 Long-Term Incentive Plan, 18,202 RSUs were granted to the Named Executive Officers under Teekay Offshore Partners L.P’s 2006 Long-Term Incentive Plan, and 61,569 RSUs were granted to the Named Executive Officers Teekay LNG Partners L.P’s 2005 Long-Term Incentive Plan. In March 2016, 2017 and 2018, one-third of the RSUs vest together with accumulated dividends or distributions.

(7)	In March 2014, 16,646 RSUs and 37,110 PSUs were granted to the Named Executive Officers under Teekay’s 2013 Equity Incentive Plan. On the three annual anniversary dates that follow the grant date, one-third of the RSUs vest together with accumulated dividends. The PSUs vest in March 2017, together with accumulated dividends. The number of PSUs that vest is based on the performance achieved compared to the performance targets. Also in March 2014, 97,276 RSUs were granted to the Named Executive Officers under Teekay Tankers Ltd.’s 2007 Long-Term Incentive Plan, 30,168 RSUs were granted to the Named Executive Officers under Teekay Offshore Partners L.P’s 2006 Long-Term Incentive Plan, and 22,545 RSUs were granted to the Named Executive Officers Teekay LNG Partners L.P’s 2005 Long-Term Incentive Plan. In March 2015, 2016 and 2017, one-third of the RSUs vest together with accumulated dividends or distributions.

(8)	In March 2013, 37,316 RSUs and 37,316 PSUs were granted to the Named Executive Officers under Teekay’s 2013 Equity Incentive Plan. On the three annual anniversary dates that follow the grant date, one-third of the RSUs vest together with accumulated dividends. The PSUs vest in March 2016, together with accumulated dividends. The number of PSUs that vest is based on the performance achieved compared to the performance targets. Also in March 2013, 262,080 RSUs were granted to the Named Executive Officers under Teekay Tankers Ltd.’s 2007 Long-Term Incentive Plan, 36,891 RSUs were granted to the Named Executive Officers under Teekay Offshore Partners L.P’s 2006 Long-Term Incentive Plan, and 27,176 RSUs were granted to the Named Executive Officers Teekay LNG Partners L.P’s 2005 Long-Term Incentive Plan. In March 2014, 2015 and 2016, one-third of the RSUs vest together with accumulated dividends or distributions.

2015 GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information regarding aggregate grants of plan-based awards granted to the Named Executive Officers for 2015. All of the grants listed below were made pursuant to Teekay’s 2013 Equity Incentive Plan, the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan, the Teekay Offshore Partners L.P. 2006 Long-Term Incentive Plan, or the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan.

	Estimated Future Payouts Under Equity Incentive Plan Award						Grant Date Fair Value of Stock and Option Awards ($)
Grant Date	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Shares Underlying Options (#)	Exercise or Base Price of Option Awards
09-Mar-15	n/a	n/a	n/a	n/a	143,699(1)	$43.99	$1,137,837(3)
09-Mar-15	n/a	n/a	n/a	1,242(2)	n/a	n/a	$54,196(3)
09-Mar-15	n/a	50,374(4)	n/a	n/a	n/a	n/a	$2,215,952(4)
12-Mar-15	n/a	n/a	n/a	79,066(2)	n/a	n/a	$426,166(5)
12-Mar-15	n/a	n/a	n/a	61,569(2)	n/a	n/a	$1,254,161(6)
10-Mar-15	n/a	n/a	n/a	18,202(2)	n/a	n/a	$640,164(7)

(1)	On each of March 2, 2016, 2017 and 2018, one-third of these options will vest.

(2)	On each of March 2, 2016, 2017 and 2018, one-third of these RSUs vest together with accumulated dividends.

(3)	Reflects the grant date fair value computed in accordance with FASB ASC Topic 718, excluding the effect of the applicable estimated forfeiture rate. Assumptions used in the calculation of these compensation costs are included in Note 12 to Teekay’s audited financial statements for the year ended December 31, 2015 included in Teekay’s annual report on Form 20-F filed on or about April 25, 2016.

(4)	These PSUs vest in March 2018, together with accumulated dividends. The number of PSUs that vest will be based on the performance achieved compared to the performance targets.

(5)	Reflects the grant date fair value computed in accordance with FASB ASC Topic 718, excluding the effect of the applicable estimated forfeiture rate. Assumptions used in the calculation of these compensation costs are included in Note 12 to Teekay Tankers Ltd.’s audited financial statements for the year ended December 31, 2015 included in Teekay Tankers Ltd.’s annual report on Form 20-F filed on or about April 27, 2016.

(6)	Reflects the grant date fair value computed in accordance with FASB ASC Topic 718, excluding the effect of the applicable estimated forfeiture rate. Assumptions used in the calculation of these compensation costs are included in Note 17 to Teekay Offshore Partners L.P.’s audited financial statements for the year ended December 31, 2015 included in Teekay Offshore Partners L.P.’s annual report on Form 20-F filed on or about April 18, 2016.

(7)	Reflects the grant date fair value computed in accordance with FASB ASC Topic 718, excluding the effect of the applicable estimated forfeiture rate. Assumptions used in the calculation of these compensation costs are included in Note 16 to Teekay LNG Partners L.P.’s audited financial statements for the year ended December 31, 2015 included in Teekay LNG Partners L.P.’s annual report on Form 20-F filed on or about April 27, 2016.

For additional information regarding these grants, please read the “Compensation Discussion and Analysis” section of this proxy statement starting on page 13.

OUTSTANDING EQUITY AWARDS AT 2015 FISCAL YEAR-END TABLE

The following table includes certain information with respect to aggregate outstanding option awards and unvested RSUs and PSUs held by the Named Executive Officers as of December 31, 2015.

Option Awards				Stock Awards
Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Exercisable	Unexercisable
				27,684	273,243(1)
						130,176	1,284,842(2)
				221,524	1,524,083(3)
				111,758	724,193(4)
				41,846	550,272(5)
62,100	0	38.94	3/7/2016
143,100	0	51.40	3/13/2017
265,100	0	40.41	3/10/2018
25,500	0	11.84	3/8/2019
23,365	0	24.42	3/8/2020
220,554	0	27.69	3/6/2022
0	143,699	43.99	3/9/2025

(1)	Based on the closing price of Teekay’s common stock on December 31, 2015.
(2)	Based on the closing price of Teekay’s common stock on December 31, 2015 and assuming target performance.
(3)	Based on the closing price of Teekay Tanker Ltd.’s common stock on December 31, 2015.
(4)	Based on the closing price of Teekay Offshore Partners L.P.’s common units on December 31, 2015.
(5)	Based on the closing price of Teekay LNG Partners L.P.’s common units on December 31, 2015.

2015 OPTION EXERCISES AND STOCK VESTED TABLE

The following table includes certain information for the Named Executive Officers on an aggregate basis with respect to stock option exercises and RSUs that vested during 2015:

Option Awards		Stock Awards
Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
0	0	95,702	4,221,554(2)
		95,244	550,510(3)
		24,871	539,203(4)
		13,118	485,104(5)

(1)	Based on the difference between the closing price of Teekay’s common stock on the exercise date and the exercise price of the option.
(2)	Based on the closing price of Teekay’s common stock on the vesting date.
(3)	Based on the closing price of Teekay Tanker Ltd.’s common stock on the vesting date.
(4)	Based on the closing price of Teekay Offshore Partners L.P.’s common units on the vesting date.
(5)	Based on the closing price of Teekay LNG Partners L.P.’s common units on the vesting date.

DIRECTOR COMPENSATION

The following table provides information on Teekay’s compensation and reimbursement practices during 2015 for non-employee directors. Teekay’s employee directors do not receive any separate compensation for their Board activities.

NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

FOR 2015

Annual cash retainer	$90,000

Additional cash retainer for:
• Chairman of the Board	$285,000
• Chair of the Audit Committee	$20,000
• Member of Audit Committee	$10,000
• Chair of Compensation and Human Resources Committee	$17,500
• Member of Compensation and Human Resources Committee (other than Chairman of the Board)	$10,000
• Chair of Nominating and Governance Committee	$15,000
• Member of Nominating and Governance Committee	$10,000
Reimbursement for expenses attendant to Board membership	Yes
Additional retainer paid in Company securities (Chairman of the Board)	$495,000
Additional retainer paid in Company securities (Other Non-Employee Directors)	$110,000
Range of total compensation earned by directors (for the year)	$200,000 to $870,000

For 2015, the annual retainer paid in Company securities was paid by way of a grant of, at the director’s election, restricted stock or stock options under Teekay’s 2013 Equity Incentive Plan. Pursuant to this annual retainer, during 2015 we granted stock options to purchase an aggregate of 48,662 shares of our common stock at an exercise price of $43.99 per share and 22,502 shares of restricted stock. The stock options described above expire March 2, 2025, ten years after the date of their grant. The stock options and restricted stock vest as to one-third of the shares in March of 2016, 2017 and 2018.

Director Share Ownership Guidelines

Under Teekay’s guidelines, each director is expected to have acquired shares of Teekay or its listed subsidiaries having a value of at least four times the value of the annual cash retainer paid to them for their Board service (excluding fees for Chair or Committee service) no later than May 14, 2008 or the fifth anniversary of the date on which the director joined the Board, whichever is later. All of the directors have acquired the level of shareholding prescribed by these guidelines.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Teekay’s Board currently consists of ten directors divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2016 annual meeting, shareholders will elect three Class II directors to serve for three-year terms until the 2019 annual meeting and until their successors are elected. The remaining seven directors are divided into three Class I directors and four Class III directors, whose terms expire in 2017 and 2018, respectively. Votes may not be cast for a greater number of director nominees than three.

Information regarding the business experience of each nominee is provided below. There are no family relationships among Teekay’s executive officers and directors.

If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the three persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.

The three persons receiving the highest number of “FOR” votes represented by shares of Teekay’s common stock, present in person or represented by proxy and entitled to be voted at the annual meeting will be elected.

The Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholders, Peter Evensen, Vincent Lok and Arthur Bensler, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

        The Board recommends a vote FOR the election to the Board of each of the following nominees.

INFORMATION ABOUT THE DIRECTOR NOMINEES

Class II Directors (terms would expire in 2019)

Peter S. Janson Director since 2005 Age 68

Mr. Janson has served as a Teekay director since 2005. From 1999 to 2002, Mr. Janson was the Chief Executive Officer of Amec Inc. (formerly Agra Inc.), a publicly traded engineering and construction company. From 1986 to 1994, he served as the President and Chief Executive Officer of Canadian operations for Asea Brown Boveri Inc., a company for which he also served as Chief Executive Officer for U.S. operations from 1996 to 1999. Mr. Janson has also served as a member of the Business Round Table in the United States, and as a member of the National Advisory Board on Sciences and Technology in Canada.

Eileen A. Mercier Director since 2000 Age 68

Ms. Mercier has served as a Teekay director since 2000. She has over 42 years of experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. She formed her own management consulting company, Finvoy Management Inc., and acted as President from 1995 to 2003. She currently serves as Chair of The Canadian Payments Association, trustee of The University Health Network, director and Chair of the Audit Committee for Intact Financial Corporation and director of the Royal Conservatory of Music. Ms. Mercier is a former Chair of the Ontario Teachers’ Pension Plan.

Tore I. Sandvold Director since 2003 Age 69

Mr. Sandvold has served as a Teekay director since 2003. He has over 30 years of experience in the oil and energy industry. From 1973 to 1987, he served in the Norwegian Ministry of Industry, Oil & Energy in a variety of positions in the areas of domestic and international energy policy. From 1987 to 1990, he served as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. From 1990 to 2001, Mr. Sandvold served as Director General of the Norwegian Ministry of Oil & Energy, with overall responsibility for Norway’s national and international oil and gas policy. From 2001 to 2002, he served as Chairman of the Board of Petoro, the Norwegian state-owned oil company that is the largest oil asset manager on the Norwegian continental shelf. From 2002 to the present, Mr. Sandvold, through his company, Sandvold Energy AS, has acted as advisor to companies and advisory bodies in the energy industry. Mr. Sandvold serves on other boards, including those of Schlumberger Limited, Lambert Energy Advisory Ltd., Energy Policy Foundation of Norway, Rowan Companies plc and Njord Gas Infrastructure.

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE

Class III Directors (terms expire in 2017)

Thomas Kuo-Yuen Hsu Director since 1993 Age 69

Mr. Kuo-Yuen Hsu has served as a Teekay director since 1993. He is presently a director of CNC Industries, an affiliate of the Expedo Group of Companies that manages a fleet of six vessels of 70,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Please also see “Certain Relationships and Related Party Transactions.”

Axel Karlshoej Director since 1993 Age 75

Mr. Karlshoej has served as a Teekay director since 1993, was Chairman of the Teekay Board from 1993 to 1999, and has been Chairman Emeritus since stepping down as Chairman. Mr. Karlshoej is Chairman and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of Teekay’s founder, the late J. Torben Karlshoej. Please also see “Certain Relationships and Related Party Transactions.”

Bjorn Moller Director since 1998 Age 58

Mr. Moller has served as a Teekay director since 1998. Mr. Moller also served as Teekay’s President and Chief Executive Officer from 1998 until March, 2011. Mr. Moller also served as Vice Chairman of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., Vice Chairman of Teekay Offshore GP L.L.C., the general partners of Teekay Offshore Partners L.P. and as a director and the Chief Executive Officer of Teekay Tankers Ltd. Mr. Moller remains a director of Teekay Tankers Ltd. Mr. Moller has over 35 years of experience in the shipping industry, and served as Chairman of the International Tanker Owners Pollution Federation from 2006 to 2013. He served in senior management positions with Teekay for more than 20 years and headed our overall operations beginning in January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed our global chartering operations and business development activities. Please also see “Certain Relationships and Related Party Transactions.”

Peter Evensen Director since 2011 Age 57

Mr. Evensen joined Teekay in 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Financial Officer in 2004 and was appointed Executive Vice President and Chief Strategy Officer in 2006. In April, 2011, he became a Teekay director and assumed the position of President and Chief Executive Officer. Mr. Evensen also serves as Chief Executive Officer and Chief Financial Officer and a director of Teekay GP L.L.C., and Chief Executive Officer and Chief Financial Officer and a director of Teekay Offshore GP L.L.C. He served as a director of Teekay Tankers Ltd. from 2007 until 2013 and rejoined the board in June 2015. Mr. Evensen has over 30 years of experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE

Class I Directors (terms expire in 2018)

C. Sean Day Director since 1998 Age 66

Mr. Day has served as a Teekay director since 1998 and as our Chairman of the Board since 1999. Mr. Day also serves as Chairman of Teekay Offshore GP L.L.C. and was Chairman of Teekay GP L.L.C. until 2015, where he continues to serve as a director. He has served as Chairman of Teekay Tankers Ltd. from 2007 until 2013. From 1989 to 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industries. He currently serves as a director of Kirby Corporation and is Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Resolute Investments, Ltd., our largest shareholder, to oversee its investments, including that in the Teekay group of companies. Please also see “Certain Relationships and Related Party Transactions.”

Alan Semple Director since 2015 Age 56

Alan Semple joined the Teekay board on December 9, 2015. Mr. Semple brings over 29 years of finance experience, primarily in the energy industry, to the Teekay Board. He was formerly Director and Chief Financial Officer at John Wood Group PLC (Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in May 2015. Prior to this, he held a number of senior finance roles in the Wood Group from 1996. Mr. Semple currently serves on the board of Cobham PLC, where he is the Chairman of the Audit Committee.

Bill Utt Director since 2015 Age 59

Bill Utt joined the Teekay board on December 9, 2015. Mr. Utt brings over 31 years of engineering and energy industry experience to the Teekay Board. From 2006 until his retirement in 2014, he served as Chairman, President and Chief Executive Officer of KBR Inc., a global engineering, construction and services company. From 1995 to 2006, Mr. Utt served as the President and CEO of SUEZ Energy North America and President and CEO of Tractebel’s North American energy businesses. Prior to 1995, he held senior management positions with CRSS, Inc., which was a developer and operator of independent power and industrial energy facilities prior to its merger with Tractebel in 1995. Mr. Utt also currently serves as Lead Director on the board of directors at Cobalt International Energy and is a member of the board of directors for Brand Energy & Infrastructure Services, a Clayton, Dubilier & Rice, LLC portfolio company.

COMMON STOCK OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership, as of December 31, 2015 (except as otherwise noted), of Teekay’s common stock by:

•	each person or entity known by Teekay to beneficially own more than 5% of Teekay’s common stock; and

•	all current Teekay directors and executive officers as a group.

The information provided in the table is based on information filed with the SEC and information provided to Teekay.

The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of March 1, 2016 (60 days after December 31, 2015) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Amount of Shares Beneficially Owned	Percent of Class (5)

Resolute Investments, Ltd. (1) 69 Pitts Bay Road Pembroke HM 08, Bermuda	28,430,242	39.10%

Neuberger Berman LLC (2) 605 Third Avenue New York, New York 10158	5,599,871	7.70%

JPMorgan Chase & Co. (3) 270 Park Avenue New York, New York 10017-2070	4,738,874	6.52%

All current directors and executive officers, as a group (17 persons) (4)	2,729,591	3.75%

(1)

Includes shared voting and shared dispositive power. The ultimate controlling person of Resolute Investments, Ltd. (or Resolute) is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. This information is based on the Schedule 13D/A (Amendment No. 8) filed by Resolute and Path with the SEC on December 30, 2015. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path. Our Chairman, C. Sean Day, is engaged as a consultant to Kattegat Limited, the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies. Another of our directors, Bjorn Moller, is a director of Kattegat Limited.

(2)	Includes shared voting power and shared dispositive power. This information is based on the Schedule 13G/A filed by this investor with the SEC on February 9, 2016.

(3)	Includes shared voting power and shared dispositive power. This information is based on the Schedule 13G/A filed by this investor with the SEC on February 1, 2016.

(4)

Includes 1,809,209 shares of common stock subject to stock options exercisable as of March 1, 2016 under our equity incentive plans with a weighted-average exercise price of $36.54 that expire between March 7, 2016 and March 11, 2024. Excludes 222,606 shares of common stock subject to stock options that may become exercisable after March 1, 2016 under the plans with a weighted average exercise price of $43.91, that expire between March 12, 2023 and March 9, 2025.

(5)	Based on a total of approximately 72.7 million outstanding shares of our common stock as of December 31, 2015.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

As at December 31, 2015, Resolute Investments, Ltd. (or Resolute) owned 39.10% of Teekay’s outstanding common stock. The ultimate controlling person of Resolute is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of Teekay’s directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of Teekay’s directors, Axel Karlshoej, is a director of Path. The Chair of Teekay’s Board, C. Sean Day is engaged as a consultant to Kattegat Limited (or Kattegat), the parent company of Resolute, to oversee its investments, including that in the Teekay group of companies. Another of Teekay’s directors, Bjorn Moller, is a director of Kattegat.

Pursuant to agreements with Teekay, each of Teekay’s publicly listed subsidiaries, Teekay Tankers Ltd., Teekay Offshore Partners L.P. and Teekay LNG Partners L.P., has agreed to reimburse Teekay for management services provided to such subsidiary by its executive officers who receive their employment remuneration from Teekay. For the year ended December 31, 2015, these reimbursement obligations totaled approximately $1.4 million, $1.1 million, and $1.1 million, respectively, for Teekay Tankers, Teekay Offshore and Teekay LNG.

For more information regarding these and other relationships and related party transactions, please read “Item 7. Major Shareholders and Certain Relationships and Related Party Transactions” of our annual report on Form 20-F filed with the SEC on or about April 27, 2016.

EXECUTIVE OFFICERS

Name	Age	Position

Evensen, Peter (1)	57	Director, President and Chief Executive Officer

Bensler, Arthur	58	EVP, General Counsel and Secretary

Hvid, Kenneth	47	President and Chief Executive Officer, Teekay Offshore Group Ltd.

Hung, William	44	EVP, Strategic Development

Kremin, Mark	45	President, Teekay Gas Services, a division of Teekay Corporation

Lok, Vincent	48	EVP and Chief Financial Officer

Lytzen, Peter	58	Executive Committee Member, Teekay Offshore Group Ltd.

Mackay, Kevin	47	President and Chief Executive Officer, Teekay Tankers Ltd., a company controlled by Teekay Corporation

Sæther, Ingvild	48	Executive Committee Member, President of Teekay Offshore Logistics, Teekay Offshore Group Ltd.

(1)	For information regarding Mr. Evensen, please see “Information About Directors Continuing in Office” above.

Arthur Bensler joined Teekay in 1998 as General Counsel. He was promoted to the position of Vice President in 2002 and became Corporate Secretary in 2003. He was appointed Senior Vice President in 2004 and Executive Vice President in 2006. In June 2013, Mr. Bensler was appointed Director and Chairman of Teekay Tankers Ltd. He served as its Secretary from 2007 to September, 2014. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada law firm, where he practiced corporate, commercial and maritime law from 1987 until joining Teekay.

William Hung joined Teekay in 1995 and was appointed Executive Vice President, Strategic Development in February 2016. Prior to this position, Mr. Hung has worked in a variety of roles at Teekay including Chartering, Business Development, Finance and Accounting, Commercial and Strategic Development. Additionally, Mr. Hung has served as Chief Executive Officer of Tanker Investments Ltd., an Oslo Stock Exchange listed company established by Teekay Corporation and Teekay Tankers since January 2014.

Kenneth Hvid was appointed President and CEO of Teekay Offshore Group Ltd, a company that provides services to the operating subsidiaries of Teekay Offshore Partners L.P., in May 2015 and has served as a director of Teekay Offshore GP LLC since 2011. He joined Teekay in 2000 and was responsible for leading our global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of our Teekay Navion Shuttle Tankers and Offshore division. In that role he was responsible for our global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid served as Teekay’s Chief Strategy Officer and Executive Vice President from 2011 to December 2015 and as director of Teekay GP L.L.C. from 2011 to June 2015. Mr. Hvid has 27 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007 Mr. Hvid joined the board of Gard P.&.I. (Bermuda) Ltd.

Mark Kremin was appointed President of Teekay Gas Services in December 2015. Mr. Kremin has 20 years of experience in the shipping industry. In 2000, he joined Teekay as in-house counsel. In 2006, he was promoted to Vice President, Teekay Gas Services. He represents Teekay Gas Services on the boards of joint ventures with partners in Bahrain, Belgium, China, Indonesia, Japan and Qatar. Prior to joining Teekay, Mr. Kremin was an attorney in an admiralty law firm in Manhattan. Prior to attending law school in New York City, he worked for a leading owner and operator of containerships.

Vincent Lok has served as Teekay’s Executive Vice President and Chief Financial Officer since 2007. He has held a number of finance and accounting positions with Teekay, including Controller from 1997 until his promotions to the positions of Vice President, Finance in 2002, Senior Vice President and Treasurer in 2004, and Senior Vice President and Chief Financial Officer in 2006. Mr. Lok was appointed director of Teekay LNG Partners L.P. in June 2015 and has served as the Chief Financial Officer of Teekay Tankers Ltd. since 2007. Prior to joining Teekay, Mr. Lok worked as a Chartered Accountant with Deloitte & Touche LLP. Mr. Lok is also a Chartered Financial Analyst.

Peter Lytzen was appointed Executive Committee Member of Teekay Offshore Group Ltd. in March 2016. He served as Teekay Petrojarl ASA’s as President and Chief Executive Officer in 2007. Mr. Lytzen’s experience includes over 30 years in the offshore oil and gas industry and he joined Teekay Petrojarl from Maersk Contractors, where he had most recently served as Vice President of Production. In that role, he held overall responsibility for Maersk Contractors’ technical tendering, construction and operation of FPSO units and other offshore production solutions. He first joined Maersk in 1987 and held progressively more responsible positions throughout the organization.

Kevin Mackay was appointed President and Chief Executive Officer of Teekay Tankers Ltd. in June 2014. Mr. Mackay joined Teekay Tankers from Phillips 66, where he headed the global marine business unit and he held a similar role as the General Manager, Commercial Marine at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (AET) (formerly American Eagle Tankers Inc.) in Houston, becoming the Regional Director – Americas, Senior Vice President. Mr. Mackay holds a B.Sc. (Econ) Honours from the London School of Economics & Political Science and has extensive international experience.

Ingvild Sæther was appointed Executive Committee Member and President, Teekay Offshore Logistics, of Teekay Offshore Group Ltd. in March 2016. She joined Teekay in 2002 as a result of Teekay’s acquisition of Navion AS from Statoil ASA. Ms. Sæther held various management positions in Teekay’s conventional tanker business until 2007, when she assumed the commercial responsibility for Teekay’s shuttle tanker activities in the North Sea. In 2011, Ms. Sæther assumed the position of President, Teekay Offshore Logistics and is responsible for our global shuttle tanker business as well as initiatives in the floating storage and off take business and related offshore activities. Ingvild Sæther has more than 25 years of experience from the shipping and offshore sector, and has been engaged in various boards and associations related to the industry.

PRINCIPAL AUDITOR FEES AND SERVICES

Fees Incurred by Teekay for KPMG LLP Services

Our principal accountant for 2014 and 2015 was KPMG LLP. The following table shows the fees Teekay Corporation and our subsidiaries paid or accrued for audit and other services provided by KPMG LLP for 2014 and 2015.

Fees	2014	2015

Audit Fees (1)	$3,348,000	$3,653,879
Audit-Related Fees (2)	61,000	24,000
Tax Fees (3)	69,000	43,000
All Other Fees (4)	14,000	0

Total	$3,492,000	$3,720,879

(1)

Audit fees represent fees for professional services provided in connection with the audits of Teekay’s and its publicly-listed subsidiaries consolidated financial statements, review of Teekay’s quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings for Teekay or its publicly-listed subsidiaries including professional services in connection with the review of Teekay’s regulatory filings for public offerings of Teekay’s subsidiaries. Audit fees for 2014 and 2015 include approximately $729,000 and $735,933, respectively, of fees paid to KPMG LLP by Teekay LNG Partners L.P. that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay LNG Partners L.P. Audit fees for 2014 and 2015 include approximately $841,000 and $1,056,000, respectively, of fees paid to KPMG LLP by Teekay’s subsidiary Teekay Offshore Partners L.P. that were approved by the Audit Committee of the Board of Directors of the general partner of Teekay Offshore Partners L.P. Audit fees for 2014 and 2015 include approximately $275,000 and $293,617, respectively, of fees paid to KPMG LLP by Teekay Tankers Ltd. that were approved by the Audit Committee of the Board of Directors of Teekay Tankers Ltd.

(2)	Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions, divestitures and other attestation services.

(3)	For 2014 and 2015, tax fees principally included international tax planning fees and corporate tax compliance fees.

(4)	All other fees principally include subscription fees to an internet database of accounting information.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by Teekay’s independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to Teekay’s principal accountant in 2015.

REPORT OF THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of:

•	the integrity of Teekay’s consolidated financial statements;

•	Teekay’s compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay’s internal audit function and independent auditors.

The Audit Committee manages Teekay’s relationship with its internal auditors and its independent auditors, who both report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from Teekay for such advice and assistance.

Teekay’s management has primary responsibility for preparing Teekay’s consolidated financial statements and Teekay’s financial reporting process. Teekay’s independent auditors, KPMG LLP, are responsible for expressing an opinion on the conformity of Teekay’s audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for fiscal 2015 with Teekay’s management.

2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by Auditing Standard No. 16, Communications with Audit Committee.

3.

The Audit Committee has received the letter and written disclosures from the independent auditors required by Public Company Accounting Oversight Board and has discussed the matter of independence with the independent auditors.

4.

Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to Teekay’s Board of Directors and the Board has approved, that Teekay’s audited consolidated financial statements be included in Teekay’s Annual Report on Form 20-F for 2015, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board.

Eileen A. Mercier, Chair

Peter S. Janson

Alan Semple